UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 0-32637

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Ames National Corporation 401(k) Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ames National Corporation

405 Fifth Street

Ames, Iowa 50010

REQUIRED INFORMATION

1.

Financial statements and schedule of the Ames National Corporation 401(k) Profit Sharing Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached hereto.

2.	A written consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit 23 and is incorporated herein by this reference.

EXHIBIT INDEX

Exhibit

Number	Exhibit

23	Consent of Independent Registered Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2020

AMES NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN

By: Ames National Corporation

By: /s/ John P. Nelson
Name: John P. Nelson
Title: CEO

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

Ames, Iowa

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December 31, 2019 and 2018

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants

Ames National Corporation 401(k) Profit Sharing Plan

Ames, Iowa

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Plan’s auditor since 2007.

Cedar Rapids, Iowa

June 23, 2020

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

	2019	2018

PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE:
Mutual funds	$40,907,560	$31,663,554
Common stock fund	2,598,856	2,337,617
Common/collective trust	2,163,344	2,294,485
Total investments, at fair value	45,669,760	36,295,656

RECEIVABLES
Contributions receivable from employer	432,322	403,448
Notes receivable from participants	332,193	238,915
Total receivables	764,515	642,363

NET ASSETS AVAILABLE FOR BENEFITS	$46,434,275	$36,938,019

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2019 and 2018

	2019	2018
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$6,493,268	$(3,118,627)
Dividends	1,149,327	1,109,001
Interest	56,438	48,529

Total investment income (loss)	7,699,033	(1,961,097)

Interest income from notes receivable from participants	13,751	11,634

Contributions:
Employer	871,870	809,080
Participants	1,220,994	1,114,572
Rollovers	1,125,539	203,805

Total contributions	3,218,403	2,127,457

Total additions	10,931,187	177,994

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,434,931	591,850

NET INCREASE (DECREASE)	9,496,256	(413,856)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	36,938,019	37,351,875

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$46,434,275	$36,938,019

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - DESCRIPTION OF PLAN

The Ames National Corporation 401(k) Profit Sharing Plan (the Plan) is sponsored by Ames National Corporation and its subsidiaries: First National Bank, Ames, Iowa; Boone Bank & Trust Co., Boone, Iowa; Reliance State Bank, Story City, Iowa; State Bank & Trust Co., Nevada, Iowa; United Bank & Trust NA, Marshalltown, Iowa; and Iowa State Savings Bank, Creston, Iowa (collectively, the Companies). Iowa State Savings Bank was acquired on October 25, 2019 and its employees are included in the Plan as of the acquisition date. The Vanguard Fiduciary Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. The Vanguard Group is the Plan’s administrative record keeper. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility

The Plan is a defined contribution plan covering employees of the Companies with an original effective date of January 1, 1971. The Plan: (a) allows new employees and existing employees turning age 21 to begin making salary deferral contributions to the Plan and the corresponding employer matching contribution without a waiting period, (b) automatic enrollment for new employees and existing employees turning age 21, and (c) limiting participant notes receivable to two notes per employee. In addition, the Plan was amended in 2019 and 2018 to give predecessor employer service credit to the employees of two banks purchased by Ames National Corporation and First National Bank, Ames, Iowa in 2019 and 2018. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees are eligible to begin making salary deferral contributions to the Plan upon commencement of employment and will also be eligible for employer matching contributions for employees ages 21 or older. To be entitled to employer nondiscretionary contributions, a participant must generally complete 1,000 hours of service during the Plan year and must be employed by the Companies on the last day of the Plan year.

Participants are automatically enrolled in the Plan at a rate of 3% of their compensation unless the participant opts out of automatic enrollment or until the participant changes their elections. The Vanguard Target Retirement Date Trusts are the qualified default investment alternatives. The plan advisory committee determines the appropriateness of investments offered in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 100% of their annual compensation as defined by the Plan subject to the Internal Revenue Service limitations for 2019 and 2018. The Plan provides a matching contribution up to 3% of the participants’ compensation and a nondiscretionary contribution of 3% of the participants’ compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit, contribution plans or rollovers. Additionally, each participant age 50 or older may elect to make catch up contributions subject to certain limitations of the Internal Revenue Service. All Plan investments were participant-directed into investment options offered by the Plan.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Participant accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Companies’ matching contribution, (c) an allocation of the Companies’ nondiscretionary contribution and (d) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Companies’ matching contributions and earnings thereon. Vesting in the Companies’ nondiscretionary contributions and earnings thereon is based on years of continuous service established after reaching 1,000 hours of credited service in a year. A participant is 100% vested in the Companies’ nondiscretionary contributions after three years of credited service with no vesting prior to that time.

Payment of benefits

On termination of service due to death, disability, retirement or any other reason, a participant or their beneficiaries may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum amount. Benefits related to the nondiscretionary contribution are immediately vested on termination of service due to death, disability and normal retirement. Benefits related to the nondiscretionary contribution for other reasons are generally paid only if the participant is employed on the last day of the Plan year and has 1,000 hours of service in the year of termination. The Plan allows for in-service distributions when a participant reaches age 59 1/2.

Notes receivable from participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable from participants at December 31, 2019, mature through 2024 and the interest rates (as determined by the Plan Administrator) are 2.75% to 6.50%. Principal and interest are paid ratably through payroll deductions, generally, over five years. However, repayment of notes receivable from participants for the purchase of a primary residence may exceed five years, but no longer than ten years. The notes receivable from participants are secured by the balance in the participants’ account.

Forfeited accounts

The forfeitures are used to reduce future contributions from the Companies. During the years ended December 31, 2019 and 2018, forfeitures from nonvested account balances reduced Companies’ contributions by approximately $8,000 and $3,000, respectively. At December 31, 2019 and 2018, forfeited nonvested account balances totaled approximately $11,000 and $8,000, respectively. These accounts will be used to reduce future contributions from the Companies.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Rollover Contributions

An aggregate of $1,125,539 and $203,805 was rolled into the Plan during the years ended December 31, 2019 and 2018, respectively. The rollover contribution in the statement of changes in net assets available for benefits are generally considered to be normal rollover activity during the year.

In September 2018, First National Bank acquired Clarke County State Bank. One of the options the employees of Clarke County State Bank had was to roll their account balances into the Plan. An aggregate of $173,708 was rolled into the Plan during the year ended December 31, 2018 in relation to the Clarke County State Bank acquisition and is included in the rollovers on the statement of changes in net assets available for benefits. The remaining rollover contributions in the statement of changes in net assets available for benefits are considered to be normal rollover activity during the year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan year ends on December 31. Significant accounting policies followed by the Plan are presented below.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates in preparing financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Investments

Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of investment securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold as well as unrealized gains and losses on investments held during the year.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes receivable from participants

Notes receivable from participants are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Payments of notes receivable from participants are applied to the specific accounts comprising the balance. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. Delinquent and unpaid notes receivable are reclassified as a distribution against the participant’s vested balance.

Payment of benefits

Benefits are recorded when paid.

New and Pending Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This amendment to the Accounting Standards Codification Topic 820, Fair Value Measurement, requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements for public entities. This amendment also removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation process for Level 3 fair valued measurements. Furthermore, for investments in certain entities that calculate net asset value, an entity is required to disclosure the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly. The amendment also clarifies that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurements as of the reporting date. This amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The adoption of this standard is not expected to significantly impact the Plan’s financial statements.

NOTE 3 - ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Companies. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Companies. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 4 - RELATED PARTY TRANSACTIONS

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Vanguard is a party-in-interest as defined by ERISA as a result of being the record keeper and custodian of the Plan. Ames National Corporation is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. At December 31, 2019 and 2018, the Plan held 92,474 and 91,533 shares of Ames National Corporation, a party-in-interest, common stock with a fair value of $2,594,820 and $2,326,769, respectively.

The Plan sold or distributed 3,350 shares for $92,323 during the year ended December 31, 2019. The Plan purchased 4,291 shares for $114,178 during the year ended December 31, 2019. The Plan sold or distributed 5,658 shares for $158,645 during the year ended December 31, 2018. The Plan purchased 13,234 shares for $381,391 during the year ended December 31, 2018.

NOTE 5 – FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatility, prepayment speeds, credit risk); or, inputs derived principally from or can be corroborated by observable market data by correlation or other means.

If the asset or liability has a specified term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 5 – FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust: Valued at the net asset value (NAV) of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market account: Valued at cost, which approximates fair value.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 5 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the balances of assets measured at fair value by level as of December 31:

2019
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds	$40,907,560	$-	$-	$40,907,560

Common/collective trust	-	2,163,344	-	2,163,344

Common stock fund:
Ames National Corporation, common stock	2,594,820	-	-	2,594,820
Money market account	-	4,036	-	4,036
Total common stock fund	2,594,820	4,036	-	2,598,856

Total investments at fair value	$43,502,380	$2,167,380	$-	$45,669,760

2018
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds	$31,663,554	$-	$-	$31,663,554

Common/collective trust	-	2,294,485	-	2,294,485

Common stock fund:
Ames National Corporation, common stock	2,326,769	-	-	2,326,769
Money market account	-	10,848	-	10,848
Total common stock fund	2,326,769	10,848	-	2,337,617

Total investments at fair value	$33,990,323	$2,305,333	$-	$36,295,656

NOTE 6 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, all participants will become 100% vested in their accounts.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 7 - TAX STATUS

The determination letter received for the Plan prototype document was dated May 28, 2014. In this letter, the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and, therefore, not subject to tax. The Plan has not applied for its own determination letter. The prototype plan has not been amended since receiving the determination letter.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8- RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 – SUBSEQUENT EVENTS

Plan management has evaluated events and transactions for potential recognition or disclosure through June 23, 2020, the date the financial statements were issued.

Subsequent to year end, the World Health Organization declared the spread of Coronavirus Disease (COVID-19) a worldwide pandemic. The COVID-19 pandemic is having significant effects on global markets, supply chains, businesses, and communities. Specific to the Company common stock, COVID-19 may impact various parts of the Company’s 2020 operations and financial results including but not limited to additional costs for disease control, employee safety, or loss of revenue due to reductions in certain revenue streams. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated.

Effective in March 2020, certain provisions under the CARES Act relating to participant distributions and participant loans were enacted. The CARES Act allows for utilization of these provisions immediately, but requires formal adoption of the amendment no later than the last day of the plan year beginning on or after January 1, 2022. As of June 23, 2020, the Plan has not been formally amended to adopt these provisions.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan #002 EIN # 42-1039071

December 31, 2019

	(b)			(e)
	Identity of issuer, borrower,	(c )	(d)	Fair
(a)	lessor, or similar party	Description of investment	Cost	Value

*	Assets held by Vanguard Fiduciary Trust Company, as Trustee

	American Funds Capital Income Builder Fund; Class R6	Mutual fund	**	$277,395
	American Funds EuroPacific Growth Fund; Class R-6	Mutual fund	**	667,778
	American Funds Growth Fund of America; R-6	Mutual fund	**	1,548,145
	American Funds Income Fund of America Fund; Class R6	Mutual fund	**	369,617
	American Funds Washington Mutual Investors Fund; Class R6	Mutual fund	**	858,215
	Davis New York Venture Fund; Class Y	Mutual fund	**	559,428
	Invesco Oppenheimer Developing Markets Fund; Class R6	Mutual fund	**	667,692
	PIMCO Total Return Fund; Institutional Class	Mutual fund	**	480,652
*	Vanguard 500 Index Fund Admiral Shares	Mutual fund	**	2,948,065
*	Vanguard Balanced Index Fund Admiral Shares	Mutual fund	**	4,988,662
*	Vanguard Institutional Target Retirement 2015 Fund	Mutual fund	**	2,912,443
*	Vanguard Institutional Target Retirement 2020 Fund	Mutual fund	**	82,478
*	Vanguard Institutional Target Retirement 2025 Fund	Mutual fund	**	6,115,140
*	Vanguard Institutional Target Retirement 2030 Fund	Mutual fund	**	154,898
*	Vanguard Institutional Target Retirement 2035 Fund	Mutual fund	**	4,837,166
*	Vanguard Institutional Target Retirement 2045 Fund	Mutual fund	**	2,004,069
*	Vanguard Institutional Target Retirement 2055 Fund	Mutual fund	**	1,058,580
*	Vanguard Institutional Target Retirement 2065 Fund	Mutual fund	**	23,066
*	Vanguard Institutional Target Retirement Income Fund	Mutual fund	**	959,929
*	Vanguard Mid-Cap Index Fund Admiral Shares	Mutual fund	**	2,779,938
*	Vanguard Prime Money Market Fund	Mutual fund	**	1,062,675
*	Vanguard Small-Cap Index Fund Admiral Shares	Mutual fund	**	2,002,725
*	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual fund	**	729,063
*	Vanguard Total International Stock Index Fund Admiral Shr	Mutual fund	**	642,266
*	Vanguard Total Stock Market Index Fund Admiral Shares	Mutual fund	**	2,177,475
	Total			40,907,560

*	Common/collective trust, Vanguard Retirement Savings Trust III	Common/collective trust	**	2,163,344

*	Ames National Corporation, common stock	Common stock fund	**	2,594,820
*	VGI Federal money market account	Common stock fund	**	4,036
	Total			2,598,856

*	Notes receivable from participants	Interest rates of 2.75% to 6.50% and maturity dates from September 2020 through December 2024.	$-	332,193

	Total			$46,001,953

*	Indicates a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments, and, therefore, is not included